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                              Filed by National City Corporation
                              pursuant to Rule 425 and the
                              Securities Act of 1933 and deemed
                              filed pursuant to Rule 14a-12 under
                              the Securities Exchange Act of 1934

                              Subject Company: Provident Financial Group, Inc. Commission File Number: 001-08019


                              WHAT'S ON YOUR MIND?

             Answers to your questions about the integration process

WHY IS PROVIDENT BANK MERGING WITH NATIONAL CITY?
The reason we've chosen to merge with National City is that it offers outstanding products and services that are culturally and demographically similar to ours. National City was attractive to us because they are responsive to their customer needs and committed to providing superior products at the highest level of service quality, which is very much in line with our strategy. The two companies match up well, and together we can construct an aggressive growth plan to bring new opportunities to customers and employees.

WHAT WILL HAPPEN TO MY JOB? WILL MY DUTIES CHANGE? ARE POSITIONS GOING TO BE AFFECTED AS A RESULT OF THE MERGER?
It is too early to speculate on specific employee impacts that will result from this transaction. However, we are committed to communicating key decisions regarding organizational structure, personnel changes, systems or revenue enhancements up front.

WHEN WILL THE MERGER BE COMPLETE?
It is anticipated that the transaction will close at the end of the second quarter 2004. While some integration work will begin immediately, much of the systems integration work will likely not begin until early 2005.

WILL MY BENEFITS PACKAGE CHANGE?
At present, we do not know the specifics of the benefit programs at National City. We can say that National City offers a fully competitive and comprehensive benefits and compensation package. At this time, we do not expect our benefit plans to change in 2004.

WHAT KINDS OF CHANGES CAN WE EXPECT TO SEE AND WHEN?
Provident will change to the National City name at some point after the transaction closes. Regarding other changes, at present, we do not know if or what other types may occur. Please know we will be completely open with you and are committed to creating new opportunities for employees and customers.

HOW DO I RESPOND TO QUESTIONS FROM MY CUSTOMERS, FRIENDS OR FAMILY ABOUT THIS ANNOUNCEMENT?
We are excited about the proposed combination with National City announced on February 17. Pending regulatory approval, the acquisition will provide our customers with an enhanced array of products and services. Both now and in the future, you can expect to experience the same high level of service that you have always received at Provident Bank.

HOW CAN I LEARN MORE ABOUT NATIONAL CITY?
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By the end of this week, you will be receiving a brochure describing the culture of National City. Provident and National City share a strong commitment to employees. The brochure will help you get a sense of the company's priorities and ongoing communities in which they operate.

WHO DO I CONTACT IF I HAVE FURTHER QUESTIONS? FOR INTERNAL USE ONLY!
Many details will be figured out in the coming weeks, and we ask for your patience during this time frame. We will publish another Q & A by the end of this week with answers to more specific questions. We have also activated the Questions mailbox in GroupWise so that you can submit any specific questions. Also, if you receive questions from customers and you do not know the response you may submit those questions as well. All questions submitted will be answered.

HOW DO I RESPOND TO QUESTIONS FROM THE MEDIA ABOUT THIS ANNOUNCEMENT?
As always, questions from the media or requests to film our locations must be referred to Chris Kemper at 579-2248.

In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Shareholders of Provident are encouraged to read the registration statement, including the final proxy statement prospectus that will be part of the registration statement, because it will contain important information about the proposed merger.